# SEC Schedule 13G/A (Amendment No. 7) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Eaton Vance Ltd Duration Income Fund, CIK 0001222922
CUSIP: 27828H204, 27828H303, 27828H402, 27828H501, 27828H600
Title of class of securities: Auction Preferred Stock
Address of issuer's principal executive offices: ONE POST OFFICE SQUARE, BOSTON, Massachusetts (MA), 02109
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000895421

## Reporting persons
- MORGAN STANLEY: type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: As of the date hereof, Morgan Stanley has ceased to be the beneficial owner of more than five percent of the class of securities
- Morgan Stanley & Co. LLC: type of reporting person: broker-dealer (BD), corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: As of the date hereof, Morgan Stanley & Co. LLC has ceased to be the beneficial owner of more than five percent of the class of securities.

## Item 1. Issuer
Name of issuer: Eaton Vance Ltd Duration Income Fund
Address of issuer's principal executive offices: ONE POST OFFICE SQUARE, BOSTON, MASSACHUSETTS, 02109.

## Item 2. Person Filing
Name of person filing: 1: Morgan Stanley 2: Morgan Stanley & Co. LLC
Address of principal business office or, if none, residence: 1: 1585 Broadway, New York, NY 10036 ;2: 1585 Broadway, New York, NY 10036
Citizenship: 1: Delaware 2: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: broker-dealer (BD), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
See the response(s) to Item 9 on the attached cover page(s).

*The number of shares reported herein represents combined holdings in multiple series of auction rate preferred securities of the
Issuer, which are treated herein as one class of securities in accordance with the Securities and Exchange Commission's Auction Rate
Securities -- Global Exemptive Relief no-action letter issued on
September 22, 2008.
Percent of class: 0.0
Sole power to vote or to direct the vote: See the response(s) to Item 5 on the attached cover page(s).
Shared power to vote or to direct the vote: See the response(s) to Item 6 on the attached cover page(s).
Sole power to dispose or to direct the disposition: See the response(s) to Item 7 on the attached cover page(s).
Shared power to dispose or to direct the disposition: See the response(s) to Item 8 on the attached cover page(s).

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Exhibit 99.2

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- MORGAN STANLEY: Claire Gordon, Authorized Signatory (07/08/2026)
- Morgan Stanley & Co. LLC: Claire Gordon, Authorized Signatory (07/08/2026)